SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2009

Commission File Number 000-20181

Sapiens International Corporation N.V.
(translation of registrant’s name into English)

c/o Landhuis Joonchi
Kaya Richard J. Beaujon z/n
P.O. Box 837
Willemstad
Curaçao, Netherlands Antilles
(599) (9) 7366277
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

PRESS RELEASE

SAPIENS REPORTS STRONG Q3 2009 RESULTS

Q3/2009 NET INCOME OF $1 MILLION OR $0.05 PER SHARE

Cary, N.C. – November 12, 2009 – Sapiens International Corporation N.V. (NASDAQ and TASE: SPNS) (“Sapiens” or “Company”), a leading global provider of innovative insurance software solutions and enterprise platform that allow immediate response in rapidly-changing markets, and a member of the Formula (NASDAQ: FORTY and TASE: FORT) Group, today announced its results of operations for the third quarter of 2009.

Highlights for Q3 2009

—	Revenues reached $12.9 million, an increase of 17% compared with $11.0 million in Q3 2008.

—	Operating profit reached $1.5 million, reflecting growth of 114% compared with $0.7 million in Q3 2008

—	Net Income reached $1.2 million on a non GAAP basis, compared with $0.8 million net income in Q3 2008.

—	Twelve consecutive quarters of operational profit and fifth consecutive quarter of Net income.

—	Total equity of $25.2 million, which represents 47% of balance sheet.

—	Earnings per share for this quarter were $0.05 (fully diluted), a significant increase from $0.02 (fully diluted) earnings per share reported in Q3 08.

Roni Al-Dor, President and CEO of Sapiens, commented, “In the third quarter of 2009, we continued to improve our results and leveraged the positive trends in the market. During the third quarter of 2009, we increased our operational profit to $1.5 million and tripled our net income to $1.0 million compared to net income of $0.4 million in third quarter of 2008. Revenues in Q3 of 2009 reached $12.9 million, an increase of 17% compared to Q3 of 2008. During the first nine months of 2009, the Company reached $2.9 million net income which is a significant increase compared to the net loss of $1.3 million in the comparable period in 2008.

Mr. Al-Dor continued, “We are very proud of our performance in the third quarter as our performance in all financial measures reached record levels for the year. As the industry shows initial signs of recovery, we continue to find more opportunities to support the organic and non-organic growth of our customers and prospects.

Looking forward, we will intend to continue to expand our market reach with growing focus on the insurance industry, and enhance our investment in INSIGHT – our Insurance Solutions suite. We are cautiously optimistic that the market trends will continue to generate new business opportunities in the future.”

Reconciliation between U.S. GAAP and Non-GAAP results is summarized in the following table. For a complete reconciliation, please refer to the tables at the end of this release.

U.S. Dollars in thousands, except per share amounts

	For the three months ended		For the nine months ended
U.S GAAP basis	09/30/2009	09/30/2008	09/30/2009	09/30/2008
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Revenues	12,951	11,024	33,928	32,527

Operating profit	1,489	709	3,829	1,711

Net income (loss)	1,035	375	2,939	(1,351)

Basic earning (loss) per share	0.05	0.02	0.14	(0.06)

Diluted earning (loss) per share	0.05	0.02	0.14	(0.06)

Non-GAAP
Revenues	12,951	11,024	33,928	32,527

Operating profit	1,680	1,137	4,413	2,348

Net income (loss)	1,226	803	3,523	(714)

Basic earning (loss) per share	0.06	0.04	0.16	(0.03)

Diluted earning (loss) per share	0.06	0.04	0.16	(0.03)

U.S. GAAP results include amortization of capitalized software developments, capitalization of software development costs, and stock-based compensation expenses.

Comment Regarding Non-GAAP
Sapiens’ management believes that the presentation of non-GAAP measures can enhance the understanding of the company’s ongoing economic performance, and provides useful information to investors regarding financial and business trends relating to the company’s financial condition and results of operations. Sapiens therefore uses internally the non-GAAP information to evaluate and manage the Company’s operations.

This non-GAAP financial measures are not in accordance with, or an alternative for, generally accepted accounting principles and may be different from non-GAAP financial measures used by other companies. In addition, these non-GAAP financial measures are not based on any comprehensive set of accounting rules or principles. Sapiens believes that non-GAAP financial measures have limitations in that they do not reflect all of the amounts associated with Sapiens’ results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate Sapiens’ results of operations in conjunction with the corresponding GAAP measures.

Please refer to the Reconciliation of GAAP to Non-GAAP Results at the end of this release.

About Sapiens International
Sapiens International Corporation N.V. (NASDAQ and TASE: SPNS), a member of Formula Group (NASDAQ: FORTY and TASE: FORT), which is a member of the Emblaze Group (LSE: BLZ.L) is a leading global provider of proven IT solutions that modernize business processes and enable insurance organizations to adapt quickly to change. Sapiens’ innovative solutions are widely recognized for their ability to cost-effectively align IT with the business demands for speed, flexibility and efficiency. Sapiens operates through its subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific, and has partnerships with market leaders such as IBM and EDS. Sapiens’ clients include AXA, ING, Liverpool Victoria, Menora Mivtachim, Norwich Union, Occidental Fire & Casualty, OneBeacon, Principal Financial Group, Santam and Texas Farm Bureau among others. For more information, please visit http://www.sapiens.com.

Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, changing regulatory environment, changing economic conditions, risks in new product and service development, the effect of the Company’s accounting policies, specific system configurations and software needs of individual customers and other risk factors detailed in the Company’s SEC filings.

FOR ADDITIONAL INFORMATION:

Roni Giladi	Roni Al-Dor
Chief Financial Officer	Chief Executive Officer
Sapiens International	Sapiens International
Tel: +972-8-938-2721	Tel: +972-8-938-2721
E-mail: IR.Sapiens@sapiens.com	E-mail: IR.Sapiens@sapiens.com

SAPIENS INTERNATIONAL CORPORATION N.V.
Condensed Consolidated Balance Sheets
(U.S. Dollars in thousands)

	9/30/2009	12/31/2008
	(Unaudited)	(Audited)

Assets

Cash and cash equivalents	$15,831	$7,938
Trade receivables, net	7,274	6,860
Other current assets	2,838	2,565

Total current assets	25,943	17,363

Property and equipment, net	936	1,055
Other assets, net	26,416	26,759

Total assets	$53,295	$45,177

Liabilities and shareholders' equity

Current maturities of long-term debt and convertible debentures	$5,071	$5,745

Trade payables	983	1,500
Other liabilities and accrued expenses	11,060	9,716
Deferred revenue	9,625	4,908

Total current liabilities	26,739	21,869

Long-term debt and other long-term liabilities	1,342	1,432
Shareholders' equity	25,214	21,876

Total liabilities and shareholders' equity	$53,295	$45,177

SAPIENS INTERNATIONAL CORPORATION N.V.
Condensed Consolidated Statements of Operations
(U.S. Dollars in thousands, except per share amounts)

	For the three months ended		For the nine months ended
	09/30/2009	09/30/2008	09/30/2009	09/30/2008
	Unaudited	Unaudited	Unaudited	Unaudited

Revenues	$12,951	$11,024	$33,928	$32,527

Cost of revenues	$7,576	$6,649	$18,762	$19,447

Gross Profit	5,375	4,375	15,166	13,080

Operating expenses
Research and development, net	$758	$885	$2,206	$2,532
Selling, marketing, general and administrative	$3,128	$2,781	$9,131	$8,837

Operating Profit	1,489	709	3,829	1,711

Financial expenses, net	$385	$299	$748	$2,762
Taxes on income	$69	$22	$142	$253

Net Income (Loss)	$1,035	$388	$2,939	$(1,304)

Attributetable to non-controlling interest	$-	$13	$-	$47

Net income (Loss) attributable to Sapiens	$1,035	$375	$2,939	$(1,351)

Earning (loss) per share
Basic	$0.05	$0.02	$0.14	$(0.06)

Diluted	$0.05	$0.02	$0.14	$(0.06)

Weighted average number of shares used to computation
of earning (loss) per share
Basic	21,591	21,541	21,591	21,541

Diluted	21,591	21,545	21,591	21,541

SAPIENS INTERNATIONAL CORPORATION N.V.
Reconciliation of GAAP to Non-GAAP results
(U.S. Dollars in thousands, except per share amounts)

	For the three months ended		For the nine months ended
	09/30/2009	09/30/2008	09/30/2009	09/30/2008
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

GAAP operating profit	1,489	709	3,829	1,711
Amortization of intangibles	1,203	1,233	3,271	3,235

Capitalization of software development	(1,067)	(855)	(2,841)	(2,713)
Stock-based compensation	55	50	154	115

Total adjustments to GAAP	191	428	584	637

Non-GAAP operating profit	1,680	1,137	4,413	2,348

GAAP net income (loss)	1,035	375	2,939	(1,351)
Total adjustments to GAAP as above	191	428	584	637

Non-GAAP net income (loss)	1,226	803	3,523	(714)

Non-GAAP basic earnings (loss) per share	0.06	0.04	0.16	(0.03)

Non-GAAP diluted earnings (loss) per share	0.06	0.04	0.16	(0.03)

Weighted average number of shares used to
computation of earning (loss) per share

Basic	21,591	21,541	21,591	21,541

Diluted	21,591	21,545	21,591	21,541

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 12, 2009	Sapiens International Corporation N.V. (Registrant) By: /s/ Roni Giladi —————————————— Roni Giladi Chief Financial Officer